

June 29, 2012

Via Email
Frederick H. Waddell
Chairman and Chief Executive Officer
Northern Trust Corporation
50 South La Salle Street
Chicago, Illinois 60603

> **Re:** **Northern Trust Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed April 30, 2012**
> **File No. 000-05965**

Dear Mr. Waddell:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1. Business, page 1

Credit Risk Management, page 23

1. We note the disclosure contained in your 2011 Annual Report regarding your risk management policies and committees, starting on page 49. Please provide expanded disclosure addressing the following:
   - Whether each of the business units have their own risk officer or risk committee;
   - Who the "various corporate committees and oversight entities" report to. If they do not report directly to the Board, please describe how information is

> communicated to the Board; and
> - The role of the Head of Corporate Risk Management.

Item 1A. Risk Factors, page 28

"A significant downgrade to any of our debt ratings." page 33

2. We note your discussion of the possible negative effects of a significant downgrade of any of the company's debt ratings. Please provide expanded disclosure tailoring this discussion to your company's specific circumstances, clarifying the possible effects of a one or two notch downgrade, including any possible credit risk related contingent features that may be triggered in the company's contractual arrangements.

Litigation Risks, page 34

3. Please expand this section to tailor the discussion to the company's current circumstances and to specifically contemplate the litigation discussed in Note 25 to the financial statements.

Annual Report to Stockholders for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Interest Rate Risk Management, page 58

4. We note your use of both simulation of earnings (SOE) and simulation economic value of equity (SEVE) metrics to measure interest rate risk. Please address the following in your future filings with respect to your use of these models:

- We note your disclosure of the inputs and assumptions used for both models. To provide additional context for the differing outputs of each model, discuss the similarities and differences of the inputs and assumptions of each of these models and the factors driving the similarities and differences between the two methodologies.
- Provide additional disclosure of the objective of each of the models and provide context as to how investors should view the output of the models in relation to other disclosures that are in the filing. For example, disclose the metrics to which management compares the output of the SEVE model, discuss any internal policies regarding limits of the output of the models, discuss management's procedures for addressing any breaches of the internal limits for the modeled outputs, and discuss whether any breaches of the internal limits have occurred during the periods presented.

Notes to Consolidated Financial Statements, page 70

Note 6 – Loans and Leases, page 87

5. We note from your disclosure on page 54 that residential real estate loans consist of conventional home mortgages and equity credit lines. In an effort to provide greater transparency and granularity, please revise your future filings here and throughout your annual report to disaggregate conventional home mortgages and home equity credit lines within your residential real estate loan portfolio.

6. In regards to your home equity credit lines, please address the following:

    - Tell us whether you are able to track whether the senior or first lien position is in default, regardless of whether you hold the first lien loan. If so, tell us the results of that data and consider providing disclosure of this information in future filings.
    - Disclose the percentage of the equity credit line portfolio where you also hold the first lien.
    - Tell us whether the default and delinquency statistics for the equity credit lines where you also hold the first lien show a different trend than those where you do not hold the first lien loan.
    - Describe the terms of your equity credit lines in more detail; for example, discuss the draw periods, repayment terms, and corresponding amortization periods.
    - Tell us whether the default and delinquency statistics for the related amortizing equity lines (loans) show a different trend than those where the equity credit lines have not converted to amortizing.
    - Tell us and enhance your disclosure in future filings to provide a discussion of how many borrowers are only paying the minimum amount due on the equity credit line.

Credit Quality Indicators, page 88

7. We understand you utilize an internal borrower risk rating system to calculate credit loss allowances and economic capital; however, it is not clear how your rating system relates to the likelihood of loss. Refer to ASC 310-10-50-30 and revise your future filings to clarify.

Troubled Debt Restructurings, page 91

8. Please tell us how you have complied with the disclosure requirements in ASC 310-10-50-33a as it requires you to disclose, by class of financing receivable, how the financing receivables were modified and the financial effects of the modifications.

Frederick H. Waddell
Northern Trust Corporation
June 29, 2012
Page 4

Schedule 14A filed March 8, 2012

Related Person Transaction Policy, page 21

9. We note the following statement on page 23: "In 2011, certain related persons were clients of, and engaged in the types of transactions identified in the bullet points above with, the Corporation and its subsidiaries." Please revise your disclosure to provide the information required by Item 404(a) of Regulation S-K.

Compensation Discussion and Analysis, page 28

2011 Compensation Decisions for Named Executive Officers, page 30

10. We note your mention of individual objectives, goals, and performance factors on pages 32 through 48. Please provide expanded disclosure to more specifically address the individual objectives, goals and factors considered for each NEO on an individual basis in making compensation decisions and indicate how the consideration of those items resulted in the specific compensation awarded to each individual.

Elements of Northern Trust's Executive Compensation program, page 42

11. On page 42, you state "The Committee evaluates all elements of compensation collectively, rather than reviewing each independently." However, the discussion of the various elements of compensation, including which elements consider individual performance; which consider corporate performance; which consider comparisons to peer groups; and why some of the elements differed from the previous year appears to contradict the statement. Please explain the apparent inconsistency and how the Committee evaluates the elements collectively.

Long-Term Compensation, page 47

12. We note your statement on page 47 that the guideline dollar value of equity compensation for each of the named executive officers other than the Chairman and CEO was approximately three and one-half to five times base salary, consistent with both the prior year's guideline and the new peer group's median long-term compensation levels. Please revise your disclosure to indicate the multiple of base salary received by each NEO on an individual basis and the factors considered in making such determinations.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Personal Financial Services, page 11

13. We note the increase in your net interest margin (as well as the decrease in your Treasury and Other business unit) was primarily attributable to a change in the application of your internal funds transfer pricing. Please tell us and expand your disclosure in future

filings, the primary drivers behind the change in application. Also, provide additional disclosure regarding any known future trends that could impact your results of operations, financial condition, or this financial measure (i.e. net interest margin).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Trotter at (202) 551-3472 or me at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or Suzanne Hayes, Assistant Director, at (202) 551-3675 with any other questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief